Filed Pursuant to Rule 433

Dated March 20, 2020

Registration Statement: No. 333-222063

The Charles Schwab Corporation

$600,000,000 4.200% SENIOR NOTES DUE 2025

$500,000,000 4.625% SENIOR NOTES DUE 2030

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	March 20, 2020

Settlement Date (T+2):	March 24, 2020

	4.200% Senior Notes due 2025 (the “2025 Senior Notes”)	4.625% Senior Notes due 2030 (the “2030 Senior Notes”)

Principal Amount:	$600,000,000	$500,000,000

Maturity Date:	March 24, 2025	March 22, 2030

Interest Payment Dates:	March 24 and September 24, commencing on September 24, 2020	March 22 and September 22, commencing on September 22, 2020

Interest Record Dates:	March 9 and September 9	March 7 and September 7

Day Count:	30/360	30/360

Benchmark Treasury:	1.125% UST due February 28, 2025	1.500% UST due February 15, 2030

Benchmark Treasury Price / Yield:	102-31+ / 0.512%	105-08 / 0.943%

Spread to Benchmark Treasury:	+370 bps	+370 bps

Yield to Maturity:	4.212%	4.643%

Coupon:	4.200%	4.625%

Public Offering Price:	99.946%	99.858%

Gross Proceeds to CSC:	$599,676,000	$499,290,000

Underwriting Discount per note paid by CSC:	0.600%	0.650%

Aggregate Underwriting Discount paid by CSC:	$3,600,000	$3,250,000

Net Proceeds to CSC (after underwriting the discount, but before deducting offering expenses):	$596,076,000	$496,040,000

Optional Redemption: Make-Whole Call:	On or after September 24, 2020 and prior to February 24, 2025, CSC may redeem some or all of the 2025 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after September 24, 2020 and prior to December 22, 2029, CSC may redeem some or all of the 2030 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after February 24, 2025, CSC may redeem some or all of the 2025 Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after December 22, 2029, CSC may redeem some or all of the 2030 Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513BB0 / US808513BB02	808513BC8 / US808513BC84

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Senior Co-Managers:	Morgan Stanley and Co. LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC collect at (212) 902-1171, or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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